SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 2)*

Hastings Entertainment, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

418365102

(CUSIP Number)

August 29, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

National Entertainment Collectibles Association, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

874,807

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

874,807

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

874,807

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

EXCLUDES CERTAIN SHARES       ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.64%

12.	TYPE OF REPORTING PERSON

CO

This report reflects the shares of Common Stock (as defined below) beneficially owned by the Reporting Person (as defined below) as of September 28, 2012.

ITEM 1(a).	Name of Issuer:

Hastings Entertainment, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3601 Plains Boulevard

Amarillo, Texas 79102

Item 2(a).	Name of Person Filing:

The name of the person filing this statement on Schedule 13G is National Entertainment Collectibles Association, Inc., a New Jersey corporation (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address for the Reporting Person is 603 Sweetland Avenue, Hillside, New Jersey 07205.

Item 2(c).	Citizenship:

The Reporting Person is a New Jersey corporation.

Item 2(d).	Title of Class of Securities

Common Stock, $.01 par value (the “Common Stock”).

Item 2(e).	CUSIP Number: 418365102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:________________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

874,807

(b)	Percent of class:

10.64% (based on 8,218,863 shares of Common Stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2012, as filed with the SEC on September 11, 2012)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

874,807

(ii) Shared power to vote or to direct the vote

Not applicable.

(iii) Sole power to dispose or to direct the disposition of

874,807

(iv) Shared power to dispose or to direct the disposition of

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:	September 28, 2012

NATIONAL ENTERTAINMENT COLLECTIBLES ASSOCIATION, INC.

By:	/s/ Joel Weinshanker
Joel Weinshanker, President